SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                 EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS, LLC
                                (Name of Issuer)

                EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS I, LLC.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Douglas Lindgren
                 Excelsior Directional Hedge Fund of Funds, LLC
                     U.S. Trust Hedge Fund Management, Inc.
                               225 High Ridge Road
                               Stamford, CT 06906
                                 (203) 352-4497

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  May 30, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

Transaction Valuation:   $14,000,000(a)    Amount of Filing Fee    $1132.60(b)
--------------------------------------------------------------------------------


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)      Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,132.60
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-62151
Filing Party:  EXCELSIOR DIRECTIONAL HEDGE FUND OF FUNDS, LLC
Date Filed:  May 30, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]   third-party tender offer subject to Rule 14d-1.

[ x ]   issuer tender offer subject to Rule 13e-4.

[   ]   going-private transaction subject to Rule 13e-3.

[   ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed May 30, 2003 by Excelsior Directional Hedge Fund of Funds, LLC (formerly known as "Excelsior Hedge Fund of Funds, LLC") (the "Fund") in connection with an offer by the Fund to purchase up to $14,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on May 30, 2003.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1.   The  Offer expired  at 12:00 midnight, Eastern time, on June 26, 2003.

     2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2003.

     3. $12,848,520 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

     4. The payment of the purchase price for the Interests tendered was made in the form of promissory notes given on July 7, 2003 to each Member who tendered Interests that were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund anticipates paying to such tendering Members, a total of $12,004,707 representing the initial amount payable under the notes, on July 30, 2003. The balance, if any, to be paid to each tendering Member with respect to the Interests purchased by the Fund will be paid, without interest, promptly after the completion of the Fund's audit for the fiscal year ending March 31, 2004. It is expected that the annual audit will be completed no later than May 30, 2004.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          EXCELSIOR DIRECTIONAL
                                          HEDGE FUND OF FUNDS, LLC

                                          By: /s/ Douglas A. Lindgren
                                              ------------------------------
                                              Name:   Douglas A. Lindgren
                                              Title:  Authorized Signatory

July 10, 2003